EXHIBIT 12

FIRST REPUBLIC PREFERRED CAPITAL CORPORATION

(A Majority Owned Subsidiary of First Republic Bank)

STATEMENT OF COMPUTATION OF

RATIOS OF EARNINGS TO FIXED CHARGES

	Three Months Ended June 30,				Six Months Ended June 30,
(Dollars in thousands)	2005		2004		2005		2004
I. Earnings:
Net income before preferred stock dividends	$3,985		$3,960		$7,932		$7,958
Fixed charges excluding preferred stock dividends	—		—		—		—

Earnings before fixed charges	$3,985		$3,960		$7,932		$7,958

II. Fixed charges:
Preferred stock dividends	$3,564		$3,563		$7,126		$7,126

III. Ratios of earnings to fixed charges	1.12	x	1.11	x	1.11	x	1.12	x